United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Couchbase, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22207T101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 22207T101	Page 1 of 8

1	Names of Reporting Persons Mayfield XIII, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,341,480
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,341,480

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,480
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.7%
12	Type of Reporting Person PN

Schedule 13G
CUSIP No. 22207T101	Page 2 of 8

1	Names of Reporting Persons Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,341,480
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,341,480

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,480
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.7%
12	Type of Reporting Person PN

Schedule 13G
CUSIP No. 22207T101	Page 3 of 8

1	Names of Reporting Persons Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,341,480
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,341,480

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,480
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.7%
12	Type of Reporting Person CO

Schedule 13G
CUSIP No. 22207T101	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Couchbase, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3250 Olcott Street, Santa Clara, CA 95054

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Mayfield XIII, a Cayman Islands Exempted Limited Partnership (“MF XIII”),

(ii)	Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF XIII EGP”), and

(iii)	Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF XIII UGP”).

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 2484 Sand Hill Road, Menlo Park, CA 94025.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”).

(e)	CUSIP Number:

22207T101

ITEM 3.

Not applicable.

Schedule 13G
CUSIP No. 22207T101	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 43,594,638 shares of Common Stock outstanding as of November 30, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mayfield XIII, a Cayman Islands Exempted Limited Partnership	3,341,480	7.7%	0	3,341,480	0	3,341,480
Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	3,341,480	7.7%	0	3,341,480	0	3,341,480
Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company	3,341,480	7.7%	0	3,341,480	0	3,341,480

MF XIII is the record holder of the shares of Common Stock reported herein. MF XIII UGP is the general partner of MF XIII EGP, which is the general partner of MF XIII. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by MF XIII, but each such entity disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Schedule 13G
CUSIP No. 22207T101	Page 6 of 8

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

Schedule 13G
CUSIP No. 22207T101	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Mayfield XIII, a Cayman Islands Exempted Limited Partnership

By:	Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership, its general partner
By:	Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Schedule 13G
CUSIP No. 22207T101	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.